SNIPP INTERACTIVE INC.

SNIPP LAUNCHES THE FIRST OF A $US 245,000+ TWO PROGRAM DEAL

WITH A FORTUNE 500 MANUFACTURER OF PAPER GOODS

August 11, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX Venture Exchange, is pleased to announce that it has signed a $US245,000+ deal and launched the first of two programs for one of the world’s leading makers of paper goods. The company, a repeat Snipp client, is a household name in tissue, pulp, paper, packaging and building products, with top brands in multiple consumer categories.

The deal is for two programs, the first of which just launched at the beginning of August. This promotion is being powered by the SnippCheck receipt processing engine, and provides a $5 Visa reward for qualifying purchases greater than $25 at any participating retailer. Shoppers simply snap a picture of their qualifying receipt and submit the image via SMS, e-mail or website upload.

“This marks the second deal we’ve signed with this Fortune 500 client, a testament to the fact that our mobile-first shopper marketing solutions are producing clear, tangible results. With each repeat customer, we can point to a growing sense of confidence in our work among an expanding list of elite global manufacturers. They are quickly discovering that consumers appreciate the speed and convenience of digital rebate offers (like this one) over traditional mail in rebates. This is another example of a brand realizing the value of our SnippRebates solution, which instantly provides previously unavailable information about customers and greatly facilitates post-purchase re-targeting,” said David Hargreaves, Chief Client Officer at Snipp.

Visit the Snipp website at www.snipp.com for examples of Snipp programs.

About Snipp:

About Snipp: Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our full service offerings include shopper marketing promotions, loyalty, rewards, rebates and data analytics. We also provide clients with the expertise to create, manage and promote their marketing programs. SnippCheck, our unique receipt processing engine, is the market leader for receipt-based purchase validation. Snipp has powered hundreds of promotions and loyalty programs around the world for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.